Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Fleet Street (US) Corp.	Delaware
Bottomline Technologies Limited	United Kingdom
Bottomline Technologies Europe Limited	United Kingdom
Bottomline Transactional Services Limited	United Kingdom
Create!form International, LLC	Delaware
Create!form US, LLC	Delaware
CLS Research Pty Ltd.	Australia
Bottomline Technologies (Aust) Pty Ltd.	Australia
Visibillity LLC	Delaware
HMSL Group Limited	United Kingdom
Tranmit Plc	United Kingdom
Formscape LLC	Delaware
Formscape Group Limited	United Kingdom
AFP Holdings Limited	United Kingdom
Formscape Software Limited	United Kingdom
Bottomline Technologies GmbH	Germany
Optio Software, LLC	Delaware
Bottomline Technologies France S.A.	France
Optiosoftware UK Limited	United Kingdom